SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of May, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                  RYANAIR CELEBRATES 10 MILLION PASSENGERS
                        ON LONDON STANSTED-DUBLIN ROUTE

                            250,000 SEATS FOR GBP1.00!

Ryanair, Europe's No.1 low fares airline, today (Thursday, 20th May 2004) celebrated carrying 10 Million passengers on the busy London Stansted-Dublin route by announcing a monster 250,000 SEATS FOR GBP1.00!

Ryanair commenced flying from London Stansted to Dublin in June 1989 and today operates 24 daily low fares flights which will carry 1.5 Million passengers this year.

Announcing the landmark celebration today, Ryanair's Head of Communications, Paul Fitzsimmons said:

        "Ryanair has revolutionised travel between London and Dublin, one of Europe's busiest air routes. Since we commenced flying from London Stansted to Dublin in 1989, an amazing 10 million ordinary consumers have saved over GBP1 Billion in air fares.

        "We are delighted to share this landmark celebration with our customers by offering an amazing 250,000 seats for just GBP1.00!(excl. taxes and charges). This fantastic offer is available for booking from Friday 21st May to midnight Monday 24th May only at www.ryanair.com. There has never been a better time to grab a bargain for a quid! We would urge passengers to book immediately as demand for Ryanair fantastic seat sales is always huge."

Booking period:         Friday 21st May - midnight Monday 24th May 2004.
Travel period:          4th June - 30th September 04 (excl. 16 July - 5th Sept)
Applicable days:        12.00 Mon - 12.00 Thurs & Sat after 12.00
Advance purchase:       14 days
Terms & conditions apply - check out www.ryanair.com for details.

Ends.                          Thursday, 20th May 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 May, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director